Exhibit 99.10

Sandspring Resources Ltd.
(An exploration stage entity)

Condensed Consolidated Interim Financial Statements
(Unaudited)
Expressed in Canadian Dollars
Three Months Ended March 31, 2011

SANDSPRING RESOURCES LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited)
(Expressed in Canadian Dollars)

		3/31/2011	12/31/2010	1/1/2010
			(Note 15)	(Note 15)
ASSETS	Notes	$	$	$
Current
Cash and cash equivalents		39,947,911	45,687,371	2,896,101
Prepaid expenses		371,415	211,224	67,391
		40,319,326	45,898,595	2,963,492
Equipment	6	2,203,263	1,013,264	206,846
Mineral properties under exploration	7	25,061,071	25,061,071	25,061,071

		67,583,660	71,972,930	28,231,409

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		4,551,013	3,183,577	1,531,191
Current portion of note payable	8	-	-	278,068
		4,551,013	3,183,577	1,809,259

SHAREHOLDERS' EQUITY
Common Shares	9	91,998,748	91,627,363	27,123,013
Warrant Reserve	10	1,582,503	1,594,443	2,785,526
Stock Option Reserve	11	4,325,921	2,735,101	500,708
Deficit		(34,874,525)	(27,167,554)	(3,987,097)
		63,032,647	68,789,353	26,422,150

		67,583,660	71,972,930	28,231,409

The accompanying notes are an integral part of these interim consolidated financial statements.

On behalf of the Board of Directors:

"Signed"	"Signed"
Rich Munson, CEO/Director	P. Greg Barnes, Director

SANDSPRING RESOURCES LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS
(Unaudited)
(Expressed in Canadian Dollars)
	Three Months Ended March 31,
	2011	2010
		(Note 15)
	$	$
Expenditures
Administrative	562,073	142,233
Consulting	600,055	286,982
Depreciation	25,530	5,936
Drilling	2,103,574	801,879
Foreign exchange (gain)	138,732	(13,509)
Operations	1,062,226	902,984
Other	7,292	2,115
Professional fees	153,670	203,660
Salaries and other benefits	952,535	398,606
Shareholder information	173,711	176,719
Stock based compensation	1,712,559	1,260,301
Transfer, listing and filing fees	53,549	108,051
Travel	284,095	215,930
	7,829,601	4,491,887

Other
Interest income	122,630	1,762
	122,630	1,762
Net loss and comprehensive loss for the period	(7,706,971)	(4,490,125)

Loss per share
Basic	(0.07)	(0.06)
Diluted	(0.07)	(0.06)
Weighted average number of shares outstanding
Basic	107,827,306	74,079,398
Diluted	107,827,306	74,079,398

The accompanying notes are an integral part of these interim consolidated financial statements.

SANDSPRING RESOURCES LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS' EQUITY
(Unaudited)
(Expressed in Canadian Dollars)
		Reserves
	Common Shares	Warrant Reserve	Stock Option Reserve	Deficit	Total
Balance, January 1, 2010	$27,123,013	$2,785,526	$500,708	$(3,987,097)	$26,422,150
Shares issued on exercise of special warrants	-	12,000,000	-	-	12,000,000
Special warrant issuance cost	-	(916,155)	-	-	(916,155)
Shares issued on exercise of options	28,333	-	-	-	28,333
Value of options exercised	8,892	-	(8,892)	-	-
Shares issued on exercise of warrants	2,957,752	-	-	-	2,957,752
Value of warrants exercised	1,496,035	(1,496,035)	-	-	-
Share issuance cost allocated to warrants	-	(75,471)	-	-	(75,471)
Value of options issued previously vested in
the period	-	-	382,568	-	382,568
Value of options granted during the period	-	-	877,732	-	877,732
Shares issued on exercise of compensation
options	241,336	-	-	-	241,336
Value of warrants issued on exercise of
compensation options	(241,336)	241,336	-	-	-
Net loss for the period	-	-	-	(4,490,125)	(4,490,125)
Balance, March 31, 2010	$31,614,025	$12,539,201	$1,752,116	$(8,477,222)	$37,428,120
Value of special warrants exercised	11,083,845	(11,083,845)	-	-	-
Shares issued on private placement	51,046,000	-	-	-	51,046,000
Share issue cost from private placement	(2,977,082)	-	-	-	(2,977,082)
Shares issued on exercise of options	426,953	-	-	-	426,953
Value of options exercised	245,259	-	(245,259)	-	-
Shares issued on exercise of broker warrants	45,850	-	-	-	45,850
Shares issued on exercise of warrants	138,188	-	-	-	138,188
Value of warrants exercised	4,325	(4,325)	-	-	-
Value of options issued previously vested in					-
the period	-	-	372,445	-	372,445
Value of options granted during the period	-	-	855,799	-	855,799
Shares issued on exercise of compensation
options	143,412	-	-	-	143,412
Value of warrants issued on exercise of					-
compensation options	(143,412)	143,412	-	-	-
Net loss for the period				(18,690,332)	(18,690,332)
Balance, December 31, 2010	$91,627,363	$1,594,443	$2,735,101	$(27,167,554)	$68,789,353
Shares issued on exercise of options	205,555	-	-	-	205,555
Value of options exercised	121,739	-	(121,739)	-	-
Shares issued on exercise of warrants	28,213	-	-	-	28,213
Value of warrants exercised	15,878	(15,878)	-	-	-
Value of options issued previously vested in
the period	-	-	214,630	-	214,630
Value of options granted during the period	-	-	1,497,929	-	1,497,929
Shares issued on exercise of compensation
options	3,938	-	-	-	3,938
Value of warrants issued on exercise of
compensation options	(3,938)	3,938	-	-	-
Net loss for the period	-	-	-	(7,706,971)	(7,706,971)
Balance, March 31, 2011	$91,998,748	$1,582,503	$4,325,921	$(34,874,525)	$63,032,647

The accompanying notes are an integral part of these interim consolidated financial statements.

SANDSPRING RESOURCES LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOW
(Unaudited)
(Expressed in Canadian Dollars)
		Three Months Ended March 31,
		2011	2010
			(Note 15)
Cash provided by:	Notes	$	$
Operating Activities
Net loss		(7,706,971)	(4,490,125)
Adjustments for:
Depreciation		25,530	5,936
Stock-based compensation		1,712,559	1,260,301
Change in non-cash working capital
Prepaid expenses		(160,191)	(43,908)
Accounts payable		1,367,436	284,013
		(4,761,637)	(2,983,783)
Interest received		122,630	1,762

Investing Activities
Purchase of equipment		(1,215,529)	(55,621)
		(1,215,529)	(55,621)

Financing Activities
Issuance of special warrants for cash		-	12,000,000
Share issuance expense		-	(991,626)
Proceeds from exercise of stock options		205,555	28,333
Proceeds from exercise of warrants		28,213	2,957,752
Proceeds from exercise of compensation options		3,938	241,336
		237,706	14,235,795

Cash and cash equivalents, beginning of period		45,687,371	2,896,101
Net (decrease) increase in cash		(5,739,460)	11,196,391
Cash and cash equivalents, end of period		39,947,911	14,092,492

The accompanying notes are an integral part of these interim consolidated financial statements.

Sandspring Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
Three Months Ended March 31, 2011

1.           Corporate Information

Sandspring Resources Ltd. (“Sandspring” or “the Company”) is a resource exploration company, incorporated in Canada on September 20, 2006 under the Business Corporations Act (Alberta).  The Company continued out of Alberta and into Ontario effective March 31, 2010.  Sandspring’s principal place of business is located at 8000 South Chester Street, Suite 375, Centennial, Colorado in the United States of America.

2.            Significant Accounting Policies

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), using accounting policies consistent with International Financial Reporting Standards (“IFRS”).

These are the Company’s first condensed interim consolidated financial statements prepared in accordance with IAS 34 using accounting polices consistent with IFRS. The accounting policies have been selected to be consistent with IFRS as is expected to be effective on December 31, 2011, the Company’s first annual IFRS reporting date.  Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

The adoption of IFRS resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian GAAP.  The accounting policies set out below have been applied consistently to all periods presented.  They also have been applied in the preparation of an opening IFRS statement of financial position as at January 1, 2010, as required by IFRS 1, First Time Adoption of International Financial Reporting Standards ("IFRS 1").  The impact of the transition from Canadian GAAP to IFRS is explained in note 15.

The standards and interpretations within IFRS are subject to change and accordingly, the accounting policies for the annual period that are relevant to these condensed interim consolidated financial statements will be finalized only when the first annual IFRS financial statements are prepared for the year ending December 31, 2011.

These condensed interim consolidated financial statements for the period ended March 31, 2011 were authorized for issuance by the Board of Directors of the Company on June 28, 2011.

Basis of Presentation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, with the exception of financial instruments classified as at fair value through profit or loss.

Sandspring Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
Three Months Ended March 31, 2011

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries; Sandspring Resources USA (“Sandspring USA”), GoldHeart Investment Holdings Ltd. (“GoldHeart”) and ETK Inc. (“ETK”). Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases.  All inter-Company transactions and balances are eliminated in full.  Substantially all of the Company’s exploration and development activities are conducted jointly with other companies.   These financial statements reflect only the Company’s proportionate interest in such activities.

Financial Instruments

The Company recognizes financial assets and financial liabilities when the Company becomes a party to a contract.  Financial assets and financial liabilities, with the exception of financial assets classified as at fair value through profit or loss, are measured at fair value plus transaction costs on initial recognition. Financial assets at fair value through profit or loss are measured at fair value on initial recognition and transaction costs are expensed when incurred.

Measurement in subsequent periods depends on the classification of the financial instrument:

i)	Financial assets at fair value through profit or loss (FVTPL)

Financial assets are classified as FVTPL when acquired principally for the purpose of trading, if so designated by management (fair value option), or if they are derivative assets.  Financial assets classified as FVTPL are measured at fair value, with changes recognized in the consolidated statements of income.

The Company’s financial assets classified as FVTPL include cash and cash equivalents. The Company does not currently hold any derivative instruments.

ii)	Other financial liabilities

Other financial liabilities are financial liabilities that are not classified as FVTPL.  Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

Accounts payable and accrued liabilities are classified as other financial liabilities.

The effective interest method is a method of calculating the amortised cost of an instrument and of allocating interest income over the relevant period.  The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability or to the net carrying amount on initial recognition.

Sandspring Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
Three Months Ended March 31, 2011

Revenue Recognition

The Company views all of its activities to date as being exploration centered and does not consider the small level of gold production to be more than an incidental result of its exploration activities.  Therefore all revenues are netted against exploration expenses upon receipt of cash from sales.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and balances with financial institutions, including cashable guaranteed investment certificates with maturity dates of 3 months or less after the date of acquisition.

Translation of Foreign Currency

The Company’s functional and presentation currency is the Canadian dollar.  Functional currency is also determined for each of the Company’s subsidiaries, and items included in the financial statements of the subsidiary are measured using that functional currency.  The Canadian dollar is the functional currency of all the Company’s subsidiaries.

Transactions in currencies other then the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transaction.  Monetary assets and liabilities not denominated in the functional currency are translated at the period end rates of exchange.  Foreign exchange gains and losses are recognized in the statement of operations and deficit.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Property Plant and Equipment

Equipment is measured at cost less accumulated depreciation and accumulated impairment.  Depreciation is based on cost less residual value and provided on a straight-line basis over the expected useful lives of the assets using the following annual rates.

%
Heavy Equipment	5 to 10
Office Furniture & Equipment	10 to 20
Camp Equipment	20
Motor Vehicles	20
Other Equipment	20

The depreciation method, residual values, and useful lives of property plant and equipment are reviewed annually and any change in estimate is applied prospectively.

Exploration Expenses and Mineral Properties Under Exploration

The Company expenses exploration expenditures as they are incurred.  Once a project has been established as commercially viable and technically feasible, related development expenditures are

Sandspring Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
Three Months Ended March 31, 2011

capitalized.  This includes costs incurred in preparing the site for mining operation.  Capitalization ceases when the mine is capable of commercial production, with the exception of development costs that give rise to a future benefit.

Decommissioning Liabilities

The Company is required to recognize a liability when an obligation exists to dismantle, remove or restore its assets, including any obligation to rehabilitate environmental damage on its mineral properties.  As of March 31, 2011 and 2010, the Company has not incurred any such obligations.

Impairment of Long-Lived Assets

At each financial position reporting date the carrying amounts of the Company’s assets, including mineral properties under exploration, are reviewed to determine whether there is an indication that those assets are impaired.  If such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

The recoverable amount is the higher of fair value less costs to sell or value in use.  In assessing value in use, the estimated future cash flows are discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the statement of operations.

Income Taxes

Income tax expense comprises current and deferred tax.  Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Deferred tax is not recognized for the following temporary differences:  the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.  In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.  Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same

Sandspring Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
Three Months Ended March 31, 2011

taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized

Stock-based Compensation

Stock options granted are settled with shares of the Company.  The expense is determined based on the fair value of the award granted and recognized over the period which services are received, which is usually the vesting period.  For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period.  At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the statement of operations.

Future Accounting Changes

IFRS 7 Financial Instruments: Disclosures

In October 2010, the IASB issued amendments to IFRS 7 regarding Disclosures – Transfer of Financial Assets, which are effective for annual periods beginning on or after July 1, 2011 with earlier application permitted.  These amendments comprise additional disclosures on transfer transactions of financial assets and will not have an impact on the statement of operations or balance sheet of the Company as they are only disclosure requirements.

IFRS 9 Financial Instruments

In November 2009, the IASB issued, and subsequently revised in October 2010, IFRS 9 Financial Instruments (“IFRS 9”) as part of its ongoing project to replace IAS 39.  IFRS 9 will be effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.  IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.  The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.  Management has not yet determined the impact that IFRS 9 will have on the Company’s consolidated financial statements.

IFRS 11 Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements, which is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.  Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures.  IFRS 11 essentially carves out of previous jointly controlled entities, those arrangements which although structured through a separate vehicle, such separation is ineffective and the parties to the arrangement have rights to the assets and obligations for

Sandspring Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
Three Months Ended March 31, 2011

the liabilities and are accounted for as joint operations in a fashion consistent with jointly controlled assets/operations under IAS 31.  In addition, under IFRS 11 joint ventures are stripped of the free choice of equity accounting or proportionate consolidation; these entities must now use the equity method.

3.           Critical Accounting Estimates and Judgments

The preparation of the unaudited condensed consolidated interim financial statements using accounting policies consistent with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses.  The preparation of the unaudited condensed consolidated interim financial statements also requires management to exercise judgment in the process of applying the accounting policies.

Critical accounting estimates

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized prospectively from the period in which the estimates are revised.  The following are the key estimate and assumption uncertainties that have a significant risk of resulting in a material adjustment within the next financial year.

i)       Impairment of assets

When there are indications that an asset may be impaired, the Company is required to estimate the asset’s recoverable amount.  Recoverable amount is the greater of value in use and fair value less costs to sell.  Determining the value in use requires the Company to estimate expected future cash flows associated with the assets and a suitable discount rate in order to calculate present value.  No impairments of non-financial assets have been recorded for the three months ended March 31, 2011 (2010 – Nil).

ii)       Useful life of equipment

Equipment is amortized over the estimated useful life of the assets.  Changes in the estimated useful lives could significantly increase or decrease the amount of depreciation recorded during the year and the carrying value of equipment.  Total carrying value of equipment at March 31, 2011 was approximately $2.2 million (December 31, 2010 - $1.0 million).

iii)       Stock-based compensation

Management is required to make certain estimates when determining the fair value of stock options awards, and the number of awards that are expected to vest.  These estimates affect the amount recognized as stock-based compensation in the statement of operations.  For the three months ended March 31, 2011 the Company recognized approximately $1.7 million of stock-based compensation expense (three months ended March 31, 2010 - $1.3 million).

Sandspring Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
Three Months Ended March 31, 2011

Critical judgements used in applying accounting policies

In the preparation of these consolidated financial statements management has made judgments, aside from those that involve estimates, in the process of applying the accounting policies.  These judgments can have an effect on the amounts recognized in the financial statements.

i)	Mineral properties under exploration

Management is required to apply judgment in determining whether technical feasibility and commercial viability can be demonstrated for the mineral properties.  Once technical feasibility and commercial viability of a property can be demonstrated, exploration costs will be reclassified to mineral properties under exploration and subject to different accounting treatment.  As at March 31, 2011 and 2010 management had determined that no reclassification of exploration expenditures was required.

ii)	Income taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws.  The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements.

4.           Capital Management

The Company manages its capital with the following objectives:

i.	to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
ii.	to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general.  The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets.  The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

The Company considers its capital to be total shareholders' equity (managed capital), which at March 31, 2011 totaled $63,032,647 (December 31, 2010 - $68,789,353).

The Company manages capital through its financial and operational forecasting processes.  The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities.  The forecast is regularly updated based on activities related to its mineral properties.  Selected information is frequently provided to the Board of Directors of the Company.  The Company’s capital management objectives, policies and processes have remained unchanged during the three months ended March 31, 2011.

Sandspring Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
Three Months Ended March 31, 2011

The Company is not subject to any capital requirements imposed by a lending institution.

5.           Financial Instruments

The Company’s activities potentially expose it to a variety of financial risks including credit risk, liquidity risk, currency risk, and interest rate risk.

Credit Risk

Credit risk arises due to the potential to one party to a financial instrument to fail to discharge its obligations and cause the other party to suffer a loss.  Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents.  The maximum credit risk represented by the Company’s financial assets is represented by their carrying amounts.  The Company holds its cash and guaranteed investment certificates with reputable financial institutions, from which management believes the risk of loss to be minimal.

Liquidity Risk and Fair Value Hierarchy

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due.  The Company’s liquidity and operating results may be adversely affected if its access to the capital market is hindered whether as a result of a downturn in stock market conditions generally or as a result of conditions specific to the Company.  The Company generates cash primarily through its financing activities.  The Company has cash and cash equivalents of $39,947,911 (December 31, 2010 – $45,687,371) to settle current liabilities of $4,551,013 (December 31, 2010 – $3,183,577).  The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity.

The following table illustrates the classification of the Company’s financial instruments within the fair value hierarchy as at March 31, 2011:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents
Cash	$4,672,707	$-	$-	$4,672,707
Cash equivalents	35,275,204	-	-	$35,275,204
	$39,947,911	$-	$-	$39,947,911

Currency Risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will fluctuate because of changes in foreign exchange rates.  The Company’s functional currency is the Canadian dollar and significant expenditures are incurred in Canadian dollars.  The Company funds certain operations, exploration and administrative expenses in Guyana on a cash call basis using US dollars converted from its Canadian dollar bank accounts held in Canada.  The Company maintains US dollar bank accounts in the United States and Guyana and Guyanese bank accounts in Guyana.  The Company is subject to gains and losses due to fluctuations in the US and Guyanese dollar

Sandspring Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
Three Months Ended March 31, 2011

against the Canadian dollar.  Sensitivity to a plus or minus 10% change in all foreign currencies (Guyanese and US dollars) against the Canadian dollar with all other variables held constant as at March 31, 2011, would affect net loss and comprehensive loss by approximately $263,568.

Interest Rate Risk

Interest rate risk is the impact that changes in interest rates could have on the Company’s earnings and assets.  In the normal course of business, the Company is exposed to interest rate fluctuations as a result of cash equivalents being invested in interest-bearing instruments.  Interest rate risk is minimal as the Company’s interest-bearing instruments have fixed interest rates.

Fair Value

As at March 31, 2011, the carrying and fair value amounts of the Company’s financial instruments were approximately equivalent.

6.           Equipment

	Camp Equipment	Heavy Equipment	Other Equipment	Vehicles	Office Furniture and Equipment	Total
Cost
As at January 1, 2010	$37,489	$147,073	$345	$13,756	$25,376	$224,039
Additions	26,350	488,892	123,717	66,572	153,927	859,458
As at December 31, 2010	$63,839	$635,965	$124,062	$80,328	$179,303	$1,083,497
Additions	1,019	1,079,251	43,055	-	92,204	1,215,529
As at March 31, 2011	$64,858	$1,715,216	$167,117	$80,328	$271,507	$2,299,026
Accumulated Depreciation
As at January 1, 2010	$3,122	$12,249	$25	$1,146	$651	$17,193
Charge for the year	3,446	32,433	3,612	3,014	10,535	53,040
As at December 31, 2010	$6,568	$44,682	$3,637	$4,160	$11,186	$70,233
Charge for the period	1,411	14,334	2,575	1,163	6,047	25,530
As at March 31, 2011	$7,979	$59,016	$6,212	$5,323	$17,233	$95,763

Net Book Value
As at January 1, 2010	$34,367	$134,824	$320	$12,610	$24,725	$206,846
As at December 31, 2010	$57,271	$591,283	$120,425	$76,168	$168,117	$1,013,264
As at March 31, 2011	$56,879	$1,656,200	$160,905	$75,005	$254,274	$2,203,263

Sandspring Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
Three Months Ended March 31, 2011

7.           Mineral Properties Under Exploration

As at March 31, 2011, the carrying amount of the Company’s interest in mineral properties is as follows:

	March 31, 2011	December 31, 2010	January 1, 2010
Toroparu	$25,061,071	$25,061,071	$25,061,071

The carrying value of mineral properties under exploration represents the cost of acquired properties.   All costs related to exploration activities are expensed as incurred.  Mineral properties under exploration are not depreciated, and will be reclassified once technical feasibility and commercial viability can be demonstrated.

8.           Note Payable

As a result of the acquisition of GoldHeart, the Company assumed a debt owed by ETK to Crescent Global Resources (“CGR”), a company controlled by the previous controlling shareholder of GoldHeart, in the amount of $1,074,268.

	Three months ended March 31, 2011	Year ended December 31, 2010
Balance, beginning of period	$-	$278,068
Cash payments to CGR (i)	-	(269,988)
Stock payment to CGR		-
Foreign exchange translation	-	(8,080)
Balance, end of period	$-	$-

i.	The note was paid in full to CGR on July 13, 2010.

Sandspring Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
Three Months Ended March 31, 2011

9.           Share Capital

The Company is authorized to issue an unlimited amount of common shares.  The issued and outstanding common shares consist of the following:

	Number of Common Shares	Amount
Balance, January 1, 2010	71,858,360	$27,123,013
Issued on exercise of options	970,916	455,286
Value of options exercised	-	254,151
Issued on exercise of warrants	6,191,879	3,095,940
Value of warrants exercised	-	1,500,360
Issued on exercise of special warrants	7,500,000	11,083,845
Incentive shares issued during	466,059	-
early exercise program
Issued on bought deal private placement	19,633,077	51,046,000
Share issue expense		(2,977,082)
Issued per compensation options	1,099,280	384,748
Value allocated to warrants	-	(384,748)
Issued on exercise of broker warrants	28,656	45,850
Balance December 31, 2010	107,748,227	$91,627,363
Issued on exercise of options	147,000	205,555
Value of options exercised	-	121,739
Issued on exercise of warrants	56,425	28,213
Value of warrants exercised	-	15,878
Issued per compensation options (i)	11,250	3,938
Value allocated to warrants	-	(3,938)
Balance, March 31, 2011	107,962,902	$91,998,748

i.
A total of 11,250 Compensation Options were exercised during the period.  Each Compensation Option was converted into one unit consisting of one common share and one-half warrant at a price of $0.35.  Warrants have an exercise price of $0.50 and expiry of November 24, 2012.  As of March 31, 2011, there were a total of 111,870 Compensation Options outstanding. The fair value of the warrants was limited to the amount of proceeds received from the exercise of Compensation Options.

Sandspring Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
Three Months Ended March 31, 2011

10.           Warrants

As at March 31, 2011, the Company has a total of 5,560,582 warrants outstanding.

The following table shows the continuity of warrants during the period:

	Number of Warrants	Allocated Value	Weighted Average Exercise Price
Balance, January 1, 2010	11,253,621	$2,785,526	$0.50
Issued per Compensation Options	549,640	384,748	0.50
Special warrants issued with private placement	7,500,000	11,083,845	1.60
Exercise of special warrants	(7,500,000)	(11,083,845)	1.60
Exercised during incentive program	(5,825,739)	(1,369,364)	0.50
Others exercised	(366,140)	(130,996)	0.50
Share issue cost from early exercise program	-	(75,471)	-
Balance, December 31, 2010	5,611,382	$1,594,443	$0.50
Exercise of warrants	(56,425)	(15,878)	0.50
Issued per Compensation Options (i)	5,625	3,938	0.50
Balance, March 31, 2011	5,560,582	$1,582,503	$0.50

i.	5,625 warrants were issued in connection with the exercise of 11,250 Compensation Options during the period as described in Note 9(i).

The following warrants were outstanding as at March 31, 2011:

Number of Warrants	Allocated Value	Exercise Price	Expiry Date
5,560,582	$1,582,503	$0.50	November 24, 2012

Sandspring Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
Three Months Ended March 31, 2011

11.           Stock Options

The Company’s stock option plan was established by the shareholders of the Company on March 16, 2007, for the purpose of advancing the interests of the Company by encouraging the directors, officers, employees and consultants of the Company, and of its subsidiaries and affiliates, to acquire common shares in the share capital of the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of its affairs.  The number of stock options that may be granted under the plan is limited to not more than 10% of the issued common shares of the Company at the time of the stock option grant.  The exercise price of stock options granted in accordance with the plan will be not less than the closing price of the common shares on the trading day immediately prior to the effective date of grant.

The following table shows the continuity of stock options during the period:

	Number of Options	Allocated Value of Vested Options	Weighted Average Exercise Price
Balance, January 1, 2010	4,253,100	$500,708	$0.47
Value of options vested during the period	-	623,176	-
Granted	2,190,000	1,913,676	1.70
Cancelled during the period	(218,750)	(48,308)	0.50
Exercised	(970,916)	(254,151)	0.47
Balance, December 31, 2010	5,253,434	$2,735,101	$0.96
Value of options vested during the period	-	214,630	-
Granted (i, ii, iii)	1,715,000	1,497,929	2.79
Exercised	(147,000)	(121,739)	1.40
Balance, March 31, 2011	6,821,434	$4,325,921	$1.41

i.
On January 6, 2011, the Company granted 125,000 stock options to a director of the Company exercisable for one common share each at a price of $3.54 per share for a five year period.  These stock options vested immediately.  The grant date fair value of $262,388 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions:  a five year expected term; 70% volatility; risk-free rate of 2.51% per annum; and a dividend rate of nil.  For the three months ended March 31, 2011, $262,388 was expensed to stock-based compensation.

ii.
On January 24, 2011, the Company granted 125,000 stock options to a director of the Company exercisable for one common share each at a price of $3.10 per share for a five year period.  These stock options vested immediately.  The grant date fair value of $230,100 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions:  a five year expected term; 70% volatility; risk-free rate of 2.59% per annum; and a

Sandspring Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
Three Months Ended March 31, 2011

dividend rate of nil. For the three months ended March 31, 2011, $230,100 was expensed to stock-based compensation.

iii.
On February 25, 2011, the Company granted 525,000 stock options to directors of the Company exercisable for one common share each at a price of $2.70 per share for a five year period.  These stock options vested immediately.  The grant date fair value of $841,575 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions:  a five year expected term; 70% volatility; risk-free rate of 2.58% per annum; and a dividend rate of nil.  For the three months ended March 31, 2011, $841,575 was expensed to stock-based compensation.  The Company also granted 940,000 stock options to officers and employees of the Company exercisable for one common share each at a price of $2.70 per share for a five year period.  These stock options will vest 25% 5 months after the date of grant and 25% at each of 12, 17, and 24 months after the date of grant.  The grant date fair value of $1,506,820 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions:  a five year expected term; 70% volatility; risk-free rate of 2.58% per annum; and a dividend rate of nil.  For the three months ended March 31, 2011, $163,866 was expensed to stock-based compensation

iv.	The weighted average grant date fair value of the total options granted during the three months ended March 31, 2011 is $1.66 (March 31, 2010 – $0.91).

The following are the stock options outstanding as at March 31, 2011:

Expiry Date	Options Outstanding	Exercise Price	Remaining Contractual Life (Yrs)	Options Exercisable
May 15, 2012	133,334	$0.10	1.13	133,334
November 24, 2014	3,128,100	$0.50	3.65	3,128,100
January 8, 2015	50,000	$1.25	3.78	50,000
January 22, 2015	170,000	$1.56	3.82	170,000
February 4, 2015	25,000	$1.49	3.85	25,000
February 8, 2015	140,000	$1.44	3.86	140,000
March 29, 2015	615,000	$1.60	4.00	615,000
July 7, 2015	332,500	$1.24	4.27	270,000
August 27, 2015	12,500	$1.51	4.41	-
October 20, 2015	500,000	$2.60	4.56	250,000
January 6, 2016	125,000	$3.54	4.77	125,000
January 24, 2016	125,000	$3.10	4.82	125,000
February 25, 2016	1,465,000	$2.70	4.91	525,000
	6,821,434		4.06	5,556,434

Sandspring Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
Three Months Ended March 31, 2011

12.           Loss per Share

	Three Months Ended March 31,
	2011	2010
	$	$
Basic loss per share is calculated as follows:
Loss for the year	7,706,971	4,490,125
Weighted Number of Shares Outstanding	107,827,306	74,079,398

Loss per share	0.07	0.06

Dilutive loss per share is calculated as follows:
Loss for the year	7,706,971	4,490,125
Weighted Number of Shares Outstanding	107,827,306	74,079,398

Loss per share	0.07	0.06

A total of 12,821,165 dilutive securities have been excluded from the weighted number of dilutive shares outstanding because to do so would be anti dilutive.

13.           Related Party Transactions

The Company’s transactions are in the normal course of business and are recorded at the exchange amount.  All amounts due to related parties are non-interest bearing and payable on demand.

(a)  Included in accounts payable and accrued liabilities are the following amounts due to related parties:

	3/31/2011	12/31/2010

Travel expenses reimbursed to officers and directors	$32,000	$32,896
of the Company,
Administrative expenses reimbursed to officers and directors	2,128	1,987
of the Company,
Administrative, occupancy and salary expenses reimbursable to a	48,953	229,039
company controlled by a Vice President of the Company, P. Greg Barnes
	$83,081	$263,922

Sandspring Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
Three Months Ended March 31, 2011

(b)  The Company had the following related party transactions during the three months ended:

	3/31/2011	3/31/2010

Travel expenses reimbursed to officers and directors	$58,750	$62,486
of the Company,
Administrative expenses reimbursed to officers and directors	14,777	6,513
of the Company,
Administrative, occupancy and salary expenses reimbursable to a	192,627	194,900
company controlled by a Vice President of the Company, P. Greg Barnes
	$266,154	$263,899

(c)  Remuneration of Directors and key management of the Company was as follows.

	Three Months Ended March 31,
	2011	2010

Salaries and benefits (i)	$316,568	$137,199
Share based payments	1,391,744	617,278
	$1,708,312	$754,477

i.	Included in salaries and benefits are Director fees. The Board of Directors are entitled to director fees and stock options for their services.

14.           Commitments

The Alphonso Joint Venture provides that ETK shall commence commercial production, defined as production of 50,000 ounces of gold per year, beginning January 1, 2013.  In addition, future exploration and development cost commitments for ETK under the venture are as follows:

$
2011	-
2012	243,125
Thereafter	-
243,125

15.           Transition to IFRS

Overview

The Company has adopted IFRS, effective for interim and annual financial statements relating to its fiscal year ended December 31, 2011.  These are the Company’s first condensed consolidated financial statements that have been prepared in accordance with IAS 34 using accounting policies consistent with IFRS.

Sandspring Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
Three Months Ended March 31, 2011

The accounting policies described in Note 2 have been selected to be consistent with IFRS as is expected to be effective on December 31, 2011, the Company’s first annual IFRS reporting date.  Previously the Company prepared its interim and annual consolidated financial statements in accordance with Canadian GAAP.

First-time adoption of IFRS

The adoption of IFRS requires the application of IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS effective at the end of an entity’s first annual IFRS reporting period.  However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The Company has elected to apply the following optional exemptions in its preparation of its opening IFRS consolidated statement of financial position as at January 1, 2010, the Company’s “Transition Date”.

•	To apply IFRS 2 Share-based Payments only to equity instruments that were issued after November 7, 2002 and had not vested by the Transition Date.

•	To apply IFRS 3 Business Combinations prospectively from the Transition Date, therefore not restating business combinations that took place prior to the Transition Date.

•
To apply IAS 23 Borrowing Costs prospectively from the Transition Date. IAS 23 requires the capitalization of borrowing costs directly attributable to the acquisition, production or construction of certain assets.

•
To apply the transitional provisions of IFRIC 4 to leases which the same determination as IFRIC 4 was not made previously in accordance with Canadian GAAP. Therefore, the determination of whether these arrangements contain a lease is based on the circumstances existing at the Transition Date.

IFRS 1 does not permit changes to estimates that have been made previously.  Estimates used in the preparation of the Company’s opening IFRS statement of financial position, and other comparative information restated to comply with IFRS, are consistent with those made previously under current Canadian GAAP.

Changes to accounting policies

The adoption of IFRS resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian GAAP.  Accounting policies have been changed to be consistent with IFRS as is expected to be effective on December 31, 2011.

The following summarizes the significant changes to the Company’s accounting policies on adoption of IFRS, and the effect on the Company’s opening IFRS consolidated statement of financial position.

Sandspring Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
Three Months Ended March 31, 2011

Exploration Expenses and Mineral Properties Under Exploration

Subject to certain restrictions, IFRS currently allows an entity to determine an accounting policy that specifies the treatment of costs related to the exploration for and evaluation of mineral properties. On adoption of IFRS, the Company changed its accounting policy so that all costs related to exploration activities are expensed as incurred.  Previously under Canadian GAAP, the costs related to exploration activities were not expensed, but included in the carrying value of the mineral property.

Mineral properties under exploration acquired through business combinations or asset acquisitions will continue to be carried at cost less accumulated impairment.  Once technical feasibility and commercial viability can be demonstrated, the carrying value of mineral properties under exploration will be reclassified to mineral properties under development.

The changes in accounting policy resulted in a reduction in the carrying value of mineral properties under exploration of $988,573 at January 1, 2010 ($17,795,246 at December 31, 2010), and a corresponding increase in the deficit within shareholders’ equity.

Equipment

IFRS requires the Company to choose, for each class of equipment, between the cost model or the revaluation model. The Company has selected the cost model in accounting for all of its capital assets.
The Company has changed its accounting policies to reflect the requirement under IFRS that when an item of property, plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of property, plant and equipment and amortized over their respective useful lives. This change in accounting policies did not have a significant impact on the Company’s financial statements.

Impairment of Assets

IFRS requires a write down of assets if the recoverable amount is less than its carrying value. The recoverable amount is defined as the higher of the fair value less costs to sell and the value in use. Value in use is determined using discounted estimated future cash flows. Under Canadian GAAP, a write down to estimated fair value was required only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value.

IFRS also requires the reversal of any previous impairment losses, with the exception of goodwill, where circumstances have changed such that the level of impairment in the value of the assets has been reduced. Canadian GAAP prohibits the reversal of impairment losses.

The Company has changed its accounting policies related to impairment of assets to be consistent with the requirements under IFRS. The changes in accounting policies related to impairment did not have a significant impact on the Company’s financial statements.

Sandspring Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
Three Months Ended March 31, 2011

Share-based payments

In certain circumstances, IFRS requires a different measurement of share-based compensation than current Canadian GAAP. In particular, the Company has changed its accounting policy to recognize the expense associated with the grants of stock options. Under IFRS each tranche of stock options with graded vesting (that vests separately) must be treated as a separate grant.  Under current Canadian GAAP, the Company was recognizing the total associated expense on a straight-line basis over the total vesting period.

While the total compensation expense recognized over the total vesting period is not significantly different, the effect of the change in accounting policy is a higher compensation expense earlier in the vesting period, and a lower compensation expense later in the vesting period. The effect of applying this change in accounting policy to all stock option grants which had not fully vested at January 1, 2010 was an increase in stock options within shareholders’ equity of $215,193 and a corresponding increase in the deficit within shareholders’ equity.

Accounting for income taxes

IFRS requires the recognition of deferred taxes on the temporary differences in the accounting and tax basis of non-monetary assets and liabilities of foreign operations arising from exchange rate fluctuations.  Deferred taxes were not recognized on these types of temporary differences under Canadian GAAP.  The Company’s policy was changed to reflect this difference resulting in an increase in deferred tax liabilities netted against deferred tax assets of foreign operations on transition at January 1, 2010 and during the year ended December 31, 2010, and a valuation allowance was taken against the net deferred tax asset of foreign operations.

Under IFRS, deferred tax assets or liabilities are not recognized on temporary differences that arise from the initial recognition of an asset in a transaction that is not a business combination, and at the time of the transaction affected neither income for accounting or tax purposes.  Under Canadian GAAP, deferred tax assets and liabilities are recognized on this type of temporary difference by adjusting the carrying value of the asset for the related deferred tax amount.  This difference resulted in the elimination of a deferred tax liability that had been recognized on the acquisition of a mineral property.  The result of this change at January 1, 2010 was a reduction of deferred tax liabilities of $2,773,021 and a corresponding decrease in mineral interests of $2,870,124.  The difference of $97,103 was an increase to accumulated deficit.  During the year ended December 31, 2010, deferred tax liabilities were decreased by $10,360,980 with a corresponding decrease in mineral interests of $10,360,980.

Presentation

Certain amounts on the unaudited condensed interim consolidated statement of financial position, statement of operations and deficit and statement of cash flow have been reclassified to conform to the presentation adopted under IFRS.

Sandspring Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
Three Months Ended March 31, 2011

Reconciliation of Canadian GAAP to IFRS

The following provides reconciliations of the shareholders’ equity and the comprehensive loss from Canadian GAAP to IFRS for the respective periods.  The adoption of IFRS did not have a material impact on the condensed consolidated statement of cash flows.

	Note	December 31, 2010	March 31, 2010	January 1, 2010
		$	$	$
Shareholders' equity under Canadian GAAP		86,681,702	40,733,250	27,507,826
Change in policy to expense exploration costs	a	(17,795,246)	(3,208,027)	(988,573)
Elimination of deferred tax liability related to initial recognition of assets	b	(97,103)	(97,103)	(97,103)

Shareholders' equity under IFRS		68,789,353	37,428,120	26,422,150

	Note	Year ended December 31, 2010	Three months ended March 31, 2010
		$	$
Comprehensive loss under Canadian GAAP		(6,735,254)	(2,041,319)
Change in policy to expense exploration costs	a	(16,806,673)	(2,219,451)
Change in recognition of share-based payments	c	361,471	(229,354)
Comprehensive loss under IFRS		(23,180,456)	(4,490,124)

a)
The effect of the change in accounting policies to expenses costs related to exploration activities.  Under Canadian GAAP, these costs are not expensed, but included in the carrying value of the mineral property.

b)
The elimination of the deferred tax liability related to the initial recognition of assets was reflected as a reduction of deferred tax liabilities of $2,773,021 and a corresponding decrease in mineral interests of $2,870,124.  The difference of $97,103 was an increase to accumulated deficit.

c)	The effect of the change in accounting policy to treat each tranche of stock options with graded vesting as a separate grant.

Sandspring Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
Three Months Ended March 31, 2011

The following provides a reconciliation of the condensed consolidated balance sheet from Canadian GAAP to IFRS at January 1, 2010.

		December 31, 2009 (Canadian GAAP)	Transition Adjustments	January 1, 2010 (IFRS)

ASSETS	Note	$	$	$
Current
Cash and cash equivalents		2,896,101	-	2,896,101
Prepaid expenses		67,391	-	67,391
		2,963,492	-	2,963,492
Equipment		206,846	-	206,846
Mineral interests	a,b	28,919,768	(3,858,697)	25,061,071
		32,090,106	(3,858,697)	28,231,409

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		1,531,191	-	1,531,191
Current portion of note payable		278,068	-	278,068
		1,809,259	-	1,809,259

Deferred tax liabilities	b	2,773,021	(2,773,021)	-

SHAREHOLDERS' EQUITY
Common Shares		27,123,013	-	27,123,013
Warrants		2,785,526	-	2,785,526
Stock Options	c	285,515	215,193	500,708
Deficit	a,b,c	(2,686,228)	(1,300,869)	(3,987,097)
		27,507,826	(1,085,676)	26,422,150

		32,090,106	(3,858,697)	28,231,409